BASSETT  VENTURES INC.

September 9, 2005

(No.2005-09-05)

Amendment to Private Placement

Vancouver, BC – Sept. 9, 2005, – Bassett Ventures Inc.  (CNQ: BAVI.U and NASD OTC BB: BAVNF) (the “Company”) announces, further to its news release dated July 11, 2005, that the Company is amending the terms of its private placement. The new terms are a non-brokered private placement of up to 5,000,000 shares at a price of CDN$0.10 per share for total gross proceeds of up to $500,000. A commission of 7% may be payable on a portion of the private placement. The proceeds will be used for general working capital purposes.

On behalf of the Board of Directors,

“Sokhie S. Puar”

Sokhie S. Puar

Director

Suite 1304-925 West Georgia St., Vancouver, BC   Canada   V6C 3L2

Phone (604) 684-2181  Fax (604) 682-4768